EXHIBIT B

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Number of Shares Purchased	Transaction Type	Average Price Per Share
22-Jan-25	1,433,563	Open Market Transaction	$10.66
23-Jan-25	1,000,000	Open Market Transaction	$10.85
24-Jan-25	669,262	Open Market Transaction	$10.74
27-Jan-25	262,011	Open Market Transaction	$10.80
28-Jan-25	63,414	Open Market Transaction	$10.89
29-Jan-25	500,000	Open Market Transaction	$11.13